                                                                   Exhibit 12(b)



                           J. C. Penney Company, Inc.
                       (the Company and all subsidiaries)

           Computation of Ratios of Available Income to Fixed Charges


                                             52 weeks  52 weeks
                                               ended     ended
                                             --------  --------
                                             April 29, April 30,
                                               1995      1994
                                             --------  --------

($ Millions)
Income from continuing operations
  (before income taxes and
  before capitalized interest)                 $1,586    $1,637
                                               ------    ------

Fixed charges

  Interest (including capitalized
   interest)

     On operating leases                           95        97
     On short term debt                           108        51
     On long term debt                            232       232
     On capital leases                              7         9
     Other, net                                    (1)        0
                                               ------    ------
          Total fixed charges                     441       389
                                               ------    ------

          Total available income               $2,027    $2,026
                                               ======    ======

Ratio of available income to fixed charges        4.6       5.2
                                               ======    ======


The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.

The Company believes that, due to the seasonal nature of its business, ratios for a period other than a 52 week period are inappropriate.